CUSIP No. 028910107                                       Page 1 of 8 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)


                 American Oncology Resources, Inc.
_________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                            028910107
_________________________________________________________________
                              (CUSIP_Number)














                         ________________________

CUSIP No. 028910107                                       Page 2 of 8 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification            Anderson & Stowe
     No. of Above Person                      V, L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     6,352,154 shares of
Beneficially                  Power           Common Stock, $.01
Owned by Each                                 par value ("Common
Reporting Person                              Stock")
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   6,352,154 shares of
                              tive Power      Common Stock


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            6,352,154 shares of
     Owned by Each Reporting Person           Common Stock


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                              22.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 028910107                                       Page 3 of 8 Pages
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Healthcare
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     143,950 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   143,950 shares
                              tive Power      of Common Stock


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            143,950 shares
     Owned by Each Reporting Person           of Common Stock


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                             0.5%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 028910107                                       Page 4 of 8 Pages
                      Amendment No. 1 to Schedule 13G
                      _______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on January 29, 1996.

Item 1(a) -    Name of Issuer:  American Oncology Resources, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               17001 Northchase Drive, Suite 330
               Houston, TX  77060

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("Healthcare Partners") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS V:  Delaware
               Healthcare Partners: Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  028910107

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS V:  6,352,154 shares of Common Stock
               Healthcare Partners:  143,950 shares of Common Stock

CUSIP No. 028910107                                       Page 5 of 8 Pages
               (b)  Percent of Class:

               WCAS V:  22.4%
               Healthcare Partners:  0.5%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  WCAS V:
                    6,352,154
                    Healthcare Partners:  143,950

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the
                    disposition of:
                    WCAS V:  6,352,154
                    Healthcare Partners:  143,950

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 028910107                                       Page 6 of 8 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         By  /s/ Laura VanBuren
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By    /s/ Russell L. Carson
                                    General Partner

Dated:  January 21, 1997

CUSIP No. 028910107                                       Page 7 of 8 Pages
                                                                  EXHIBIT 1

                                 AGREEMENT
                                    OF
                  WELSH, CARSON, ANDERSON & STOWE V, L.P.
                                    AND
                      WCAS HEALTHCARE PARTNERS, L.P.
                         PURSUANT TO RULE 13d-1(f)
                         _________________________
          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         By   /s/ Laura VanBuren
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By   /s/ Russell l. Carson
                                   General Partner


Dated:  January 21, 1997

CUSIP No. 028910107                                       Page 8 of 8 Pages
                                                                  EXHIBIT 2

                     Identification and Classification
                          of Members of the Group
                     _________________________________
          Welsh, Carson, Anderson & Stowe V, L.P. and WCAS Healthcare Partners, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe V, L.P. is a Delaware limited partnership. Its sole general partner is WCAS V Partners, a New Jersey general partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.